UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL CORPORATION
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information, is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1986.

Richmond, Virginia
June 1, 2018

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Investments, at fair value:
Mutual funds	$389,794,486	$327,559,088
Markel Corporation common stock	177,535,614	148,752,706
Total investments	567,330,100	476,311,794
Notes receivable from participants	5,092,337	4,698,300
Assets available for benefits	$572,422,437	$481,010,094

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2017 and 2016

	2017	2016
Additions to assets attributed to:
Net investment income:
Net appreciation in fair value of investments	$80,540,619	$13,288,914
Interest and dividends	20,039,111	10,730,547
Total net investment income	100,579,730	24,019,461
Contributions:
Employer	16,853,949	16,639,186
Participant	17,485,746	17,057,142
Rollover	3,921,555	3,577,751
Total contributions	38,261,250	37,274,079
Interest income on notes receivable from participants	204,038	187,693
Total additions	139,045,018	61,481,233
Deductions from assets attributed to participant distributions and withdrawals	(47,632,675)	(24,702,441)
Net increase	91,412,343	36,778,792
Assets available for benefits:
Beginning of year	481,010,094	444,231,302
End of year	$572,422,437	$481,010,094

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

a)	Basis of Presentation
The accompanying financial statements, which present the assets of the Markel Corporation Retirement Savings Plan (the Plan) and changes in those assets, have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The Plan is administered by an administrative committee, appointed by Markel Corporation (the Plan Administrator).

b)	Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP may require the Plan Administrator to make estimates and assumptions. Actual results may differ from the estimates and assumptions used in preparing the financial statements.

c)	Investments
The Plan's investments are held by a trustee-administered trust fund and are stated at fair value. Investments in shares of mutual funds are valued according to the quoted net asset values of the funds based on the fair values of the underlying assets and liabilities thereof. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year.

The change in the fair value of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as net appreciation in fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

d)	Notes Receivable from Participants
Notes receivable from participants represent loans to participants made against their vested balances as permitted by the Plan. Notes receivable from participants are valued at the principal amount outstanding plus any accrued but unpaid interest.

e)	Income Taxes
The Plan is in receipt of a favorable determination letter from the Internal Revenue Service (IRS) dated February 22, 2016. The IRS has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, the trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

With the exception of contributions that are designated as Roth deferrals, participants have not been taxed on their salary reduction contributions, or investment earnings related to these contributions, when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions or make withdrawals from the Plan. Roth deferrals represent after-tax contributions to the Plan. Ordinarily, participants are not subject to tax on Roth distributions.

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no such audits in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

f)	Payment of Benefits
Plan benefits and withdrawals are recorded when paid.

g)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

2.	Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a)	General
The Plan is a defined contribution plan covering U.S. employees of Markel Corporation and certain of its wholly-owned domestic insurance subsidiaries (the Company). Employees, age 18 or older, are eligible for participation in the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An administrative committee, appointed by the Plan Administrator, is responsible for administering the Plan and overseeing the Plan record keeper who carries out the day-to-day operations of the Plan. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by a division of Fidelity Investments Institutional Operations Company, Inc.

b)	Contributions
Each year, the Company contributes to the Plan, subject to service requirements, an amount equal to 6% of each participant's eligible compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant's eligible compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation on a pre-tax basis up to a limit of $18,000 in 2017 and 2016. In addition, participants that reach age 50 before the close of the plan year can elect to make a "catch-up contribution" to the Plan for the plan year. The amount of the catch-up contribution was limited to $6,000 in 2017 and 2016. One-third of the employer's contributions is allocated to the Company stock fund; however, once the funds are invested in the Company stock fund, participants have the ability to redirect these funds at their discretion. The allocation of participant contributions and the remaining two-thirds of the employer contributions to the various funds is based upon the individual participant's election. Participants may designate all or some of their contributions, including catch-up contributions, as Roth deferrals, which represent after-tax contributions to the Plan.

Newly hired employees are automatically enrolled in the Plan at a contribution rate of 4% of compensation. Employees hired after November 1, 2011 are also subject to a 1% annual increase in these contributions, up to a maximum contribution rate of 10%. Employees receive notice regarding these deemed elections before the automatic contributions begin and may opt out of the automatic contributions by either electing a different contribution percentage or electing not to contribute. Effective January 1, 2016, once a year, all active and eligible participants with a 0% deferral election are automatically enrolled at a new contribution rate of 4% of compensation, provided they have not made a 0% deferral election within the preceding 6 months. If the employee does not direct their contributions, amounts will be invested in a Fidelity Freedom K Fund based on the employee's age and target retirement date.

Rollover contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, represent participant account balances rolled over into the Plan from other qualified plans.

c)	Participant Accounts
Each participant's account is credited with both the participant's and the Company's contributions to the Plan and earnings thereon. The posting of earnings is made on a daily basis.

d)	Vesting and Plan Termination
Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions plus earnings thereon is based on years of service as follows:

Years of Vesting Service	Vested Percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

In accordance with the provisions of the Plan, any portion of the Company's contributions that have not vested at the time of a participant's withdrawal shall be forfeited by the participant and applied to reduce future Company contributions or pay administrative costs of the Plan. For the years ended December 31, 2017 and 2016, forfeited amounts totaled $305,558 and $299,861, respectively. Forfeitures of $314,108 and $386,905 were used to reduce employer contributions in 2017 and 2016, respectively. Unused forfeitures were $90,329 at December 31, 2017, which will be utilized to reduce employer contributions in 2018.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective portion of the Company's contributions plus earnings thereon.

e)	Payment of Benefits
The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement, as defined by the Plan document. Benefit payments for the value of the participant's vested account are generally made in a lump sum. Participants may apply to withdraw all or part of their vested balance subject to specific hardship and in-service withdrawal provisions of the Plan.

f)	Participant Loans
Plan participants may apply to the administrative committee for loans from their vested account balances, subject to terms, conditions, procedures and rules established by the committee. Under the terms of the Plan, participants generally may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant's account. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan. Loans not repaid within the timeframe specified by the administrative committee are considered to be in default and treated as a distribution to the participant.

g)	Investment Options
Participants in the Plan are able to direct into which fund contributions are invested as discussed in note 2(b). The Plan offers 20 investment fund options - Markel Corporation common stock and 19 mutual funds. Participants are allowed to change investment options daily, except for the Company stock fund for which participants may change investment options on a real-time basis.

3.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820-10, Fair Value Measurements and Disclosures, establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with FASB ASC 820, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Plan to measure assets at fair value, including an indication of the level within the fair value hierarchy in which each asset is generally classified.

Mutual funds. All of the mutual funds are registered with the Securities and Exchange Commission. These mutual funds publish their daily net asset value and transact at that price on the open market. Mutual funds are recorded at the quoted net asset values of shares held by the Plan at year end. The mutual funds held by the Plan are deemed to be actively traded and categorized as Level 1.

Markel Corporation common stock. Markel Corporation common stock is recorded at the closing price of shares held by the Plan on the New York Stock Exchange at year end. This stock is categorized as Level 1.

The following tables present the balances of assets measured at fair value on a recurring basis by level within the fair value hierarchy.

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Markel Corporation common stock	$177,535,614	$—	$—	$177,535,614
Mutual funds	389,794,486	—	—	389,794,486
Total investments	$567,330,100	$—	$—	$567,330,100

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Markel Corporation common stock	$148,752,706	$—	$—	$148,752,706
Mutual funds	327,559,088	—	—	327,559,088
Total investments	$476,311,794	$—	$—	$476,311,794

There were no transfers into or out of Level 1 and Level 2 during 2017 or 2016.

4.	Expenses

Substantially all of the administrative expenses of the Plan are paid by the Company to the Trustee. Expenses incurred by the Company totaled $35,000 for the years ended December 31, 2017 and 2016. Investment management fees are paid by each mutual fund under the Plan and are included in net appreciation in fair value of investments in the Statements of Changes in Assets Available for Benefits.

5.	Related-Party Transactions

As of December 31, 2017, the Plan owned 155,852 shares of Markel Corporation common stock, which had a cost basis of $66,141,019 and a fair value of $177,535,614. During 2017, 10,547 shares of Markel Corporation common stock were purchased at a total cost of $10,533,888 and 19,152 shares, with a cost basis of $8,055,960, were sold for $19,109,097.

As of December 31, 2016, the Plan owned 164,457 shares of Markel Corporation common stock, which had a cost basis of $63,663,091 and a fair value of $148,752,706. During 2016, 13,006 shares of Markel Corporation common stock were purchased at a total cost of $11,791,048 and 13,292 shares, with a cost basis of $5,322,043, were sold for $12,142,087.

Certain Plan investments are shares of mutual funds with Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, who is a party-in-interest.

Loans to Plan participants, which are considered parties-in-interest, were granted throughout the year as part of normal Plan operations.

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2017

Participant Contributions Transferred Late to the Plan		Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51	Lost Earnings
		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$58,134	(1)	$—	$—	$—	$58,134	$86

(1)	The amount relates to 2016 participant contributions which were corrected in 2017.

See accompanying report of independent registered public accounting firm.

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Number of Shares or Units, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Markel Corporation*	155,852 shares of Markel Corporation common stock, cost of $66,141,019	$177,535,614

Mutual Funds:
Fidelity Investments*	2,538,750 shares of Fidelity Freedom 2030 Fund - Class K	45,773,655
Fidelity Investments*	362,379 shares of Fidelity Contrafund - Class K	44,351,545
Fidelity Investments*	3,286,298 shares of Fidelity Freedom 2040 Fund - Class K	35,130,527
Fidelity Investments*	2,002,507 shares of Fidelity Freedom 2020 Fund - Class K	33,141,491
Fidelity Investments*	1,287,787 shares of Fidelity Puritan Fund - Class K	30,147,104
Fidelity Investments*	245,059 shares of Fidelity Magellan Fund - Class K	25,586,568
Fidelity Investments*	237,587 shares of Fidelity 500 Index Fund - Premium Class	22,202,515
Fidelity Investments*	341,165 shares of Fidelity Equity-Income Fund - Class K	20,695,072
Fidelity Investments*	1,694,508 shares of Fidelity U.S. Bond Index Fund - Institutional Class	19,639,349
Fidelity Investments*	18,612,803 shares of Fidelity Government Money Market Fund	18,612,803
Fidelity Investments*	1,521,767 shares of Fidelity Freedom 2050 Fund - Class K	18,520,002
Fidelity Investments*	363,323 shares of Fidelity Overseas Fund - Class K	18,376,891
Fidelity Investments*	220,517 shares of Fidelity Extended Market Index Fund - Premium Class	13,683,062
Fidelity Investments*	285,170 shares of Fidelity Stock Selector All Cap Fund - Class K	12,530,380
Fidelity Investments*	459,124 shares of Fidelity Stock Selector Small Cap Fund	12,148,416
Fidelity Investments*	467,063 shares of Fidelity Freedom 2010 Fund - Class K	7,491,683
Fidelity Investments*	114,385 shares of Fidelity International Index Fund - Premium Class	4,939,158
Fidelity Investments*	22,075 shares of Sequoia Fund	3,743,081
Fidelity Investments*	262,005 shares of Fidelity Freedom Income Fund - Class K	3,081,184
	Total mutual funds	389,794,486

Participant loans*	$5,092,337 in notes receivable from participants with
	interest rates ranging from 3.25% to 5.25%
	and maturities ranging from three months to 10 years	5,092,337
	Total assets	$572,422,437

*Party-in-interest

See accompanying report of independent registered public accounting firm.

Exhibit Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ Linda V. Schreiner
Linda V. Schreiner
Administrative Committee Member
Date: June 1, 2018